FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Richard Garneau, President and Chief Executive Officer, Catalyst Paper Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Catalyst Paper Corporation (the "issuer") for the interim period ended March 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is that published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	Limitation on scope of design: The issuer has disclosed in its interim MD&A

(a)	the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of

(i)	a proportionately consolidated entity in which the issuer has an interest;

(ii)	a variable interest entity in which the issuer has an interest; or

(iii)	a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings; and

(b)
summary financial information about the proportionately consolidated entity, variable interest entity or business that the issuer acquired that has been proportionately consolidated or consolidated in the issuer's financial statements.

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning January 1, 2010 and ended on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

7.
Reporting to the issuer’s auditors and board of directors or audit committee:  the issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: April 28, 2010

“Richard Garneau”______________
Richard Garneau
President and Chief Executive Officer